SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 20 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated November 20, 2008, the Company reported that in the frame of a series of transactions, which constitutes for the Company a new expansion in the agricultural business in South America, as designed in its business plan, it has acquired extensions of land in the Republic of Bolivia (“Bolivia”), through different special purpose companies controlled by the Company.

The Company subscribed several minutes of purchase of land for the acquisition of several farms located in Santa Cruz, Bolivia. The total surface amounts to 7,600 hectares, which will be used for agricultural activities. The delivery of the possession is in process of being registered and record in the respective registries.

The transaction amounts to US$ 17,501,359.99 and the Company has paid 43% of the total amount of the acquisitions. The balance price, which amounts to the remaining 57%, will be paid in two annual and consecutive installments, the expiration of the first installment being during 2009. The balance price has been secured with a first degree mortgage.

The Company is developing the business plan drawn, though investments in neighbor countries.

The Company’s potential development has been strengthened through the increase in its areas of agricultural production, the increase of the surface of its land reserves, and also through the improvements in its production through the implementation of new technological tools. The purpose of the Company is to increase the value of its properties in the medium and long term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 20, 2008